SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.


FORM U-3A3-1


TWELVE-MONTH STATEMENT BY BANK
CLAIMING EXEMPTION AS A HOLDING
COMPANY, OR EXEMPTION FROM SECTION
9(a)(2) OF THE PUBLIC UTILITY HOLDING
COMPANY ACT OF 1935 UNDER RULE 3 OF
THE GENERAL RULES AND REGULATIONS
UNDER THE ACT

Statement for 12-month period ending:
February 28, 1999 Name of  Bank:
Morgan Guaranty Trust Company of New
York Address: 60 Wall Street, New
York, New York 10260-0060

Organized in the year 1864 under the
laws of New York and subject to
regulation or examination under the
laws of the United States of America.

If this statement is submitted by a
receiver, conservator, or liquidating
agent, state name and status: Not
Applicable

IT IS HEREBY CERTIFIED BY THE
UNDERSIGNED THAT ACCORDING TO THE
RECORDS OF THE UNDERSIGNED AND TO THE
BEST OF ITS KNOWLEDGE AND BELIEF:

     1.  The following tabulation
sets forth the
total amount of voting securities of
each publicutility company or holding
company which the bank, as of the end
of the 12month period,
owned, controlled or held in any one
or more of the following categories:

(i) beneficially; or

(ii) as trustee or in any fiduciary
capacity other than a customary
custodian relationship; or

(iii) as collateral to secure any
bond, note or other evidence of
indebtedness which is in default as
to interest or principal for a
period of 90 days or more or which
has been placed by a Federal or
State supervisory agency in classes
II, III or IV, or comparable loan
classifications.

____________________________________
____________ ____________ __________

Name of Company
Total Owned,
and Description of
Controlled or
Securities                Total
Outstanding
Held by Bank
Nature of Holding
(a)                            (b)
(c)
(d)
____________________________________
____________ ____________ __________

Arizona Public
  Service Co.
  -preferrered "Q"
500,000 37,583
(ii)

El Paso Energy
  Capital
   Trust 4.75%
6,500,000 442,000
(ii)
Northern States
  Power Co.
  Minnesota
         -common stock
                    152,578,000
                    8,948,325
(ii)



     2.  The following tabulation
sets forth all loans which the bank
had outstanding, as of the end of
the 12-month period, to any public
utility company or holding company
not in a registered holding company
system, which were in default or
placed by a Federal or State bank
supervisory agency in classes II,
III or IV or comparable loan
classification:

____________________________________
____________ ____________
____________

Voting Securities of Public-Utility

or Holding Companies Pledged to

Secure Such Loans

Name of Debtor
Description of       Number of
Company
Amount of Loan
Security               Shares
Pledged
(a)
(b)
(c)                         (d)
____________________________________
____________ ____________
____________

None.


     3.  The following tabulation
identifies all representatives of
the bank on the board of directors
of any public-utility or holding
company, and all officers, employees
or directors of the bank who were
officers or
directors of any such company, at
the end of the 12-month period:

____________________________________
____________ ____________
____________


Official Position           Official
Position
Name of Company          Name of
Individual
With Company             With Bank
(a)
(b)
(c)
(d)
____________________________________
____________ ____________
____________

Consolidated Edison Inc.   Ellen V.
Futter Director
Director


   4.  The following tabulation sets
                    forth all loans
                    to
any officer or director of any
company listed in the answer to item
1 or item 2 hereof, in excess of
$25,000 principal amount and not
fully secured, which the bank had
outstanding as of the end of the 12-
month period:

____________________________________
____________ ____________
____________


Position of  Borrower         Amount
of
Name of Company             Name of
Borrower
with Company
Loans
(a)
(b)
(c)
(d)
____________________________________
____________ ____________
____________

None.



   5.  The following tabulation sets
                    forth all notes
                    or
other evidences of indebtedness in
excess of $100,000 aggregate
principal amount owing by any
company, listed in the answer to
item 1 of this statement, or by any
subsidiary of such company, owned
beneficially by the bank at the end
of the 12-month period and not
reported under item 2 of this
statement:

____________________________________
____________
____________ ____________
Name of Company
Amount of
Indebtedness Form of Indebtedness
(a)
(b)
(c)
____________________________________
____________ ____________
___________

None.


   6.  The following tabulation sets
                    forth and
                    describes
all arrangements under which the
bank received fees in excess of
$10,000 during the 12-month period
from any of the companies listed in
the answers to items 1, 2 or 3 of
this statement, or from any
subsidiary of any such company, in
the bank's capacity as indenture
trustee, transfer agent, registrar
or paying agent in respect of
securities issued or assumed by the
company:
____________________________________
____________ ____________
____________


Services for Which Fees
Name of Company
Amount of Fees
Were Paid
(a)
(b)
(c)
____________________________________
____________ ____________
____________

None.



    7.  This statement covers all
             foreign as
well as domestic officers of this
bank and its subsidiaries, except as
follows:  None.

March 31, 1999

[CORPORATE SEAL
of MORGAN GUARANTY
Morgan Guaranty Trust Company of New
York
TRUST COMPANY OF
(Name
of Bank)
NEW YORK]

Attest:  Marion  I. Pearson /s/   By: James C.P. Berry/s/
______________________                ___________________
Marion I.Pearson                     James C.P. Berry
Vice President and Assistant         Vice President, Assistant
Secretary                            General Counsel and Assistant Secretary